Alumis Inc.

280 East Grand Avenue

South San Francisco, California 94080

April 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alumis Inc. Registration Statement on Form S-4 (File No. 333-286178) Request for Acceleration of Effective Date

Ladies and Gentlemen:

This letter is sent on behalf of Alumis Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on April 4, 2025, or as soon thereafter as practicable, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

The Company hereby authorizes Kristin VanderPas and David Peinsipp of Cooley LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Kristin VanderPas of Cooley LLP at (415) 693-2097 or, in her absence, David Peinsipp of Cooley LLP at (415) 693-2177.

Very truly yours,

Alumis Inc.

/s/ Martin Babler
By:	Martin Babler
Title:	Chief Executive Officer

cc:

Sara Klein, Chief Legal Officer, Alumis Inc.

Jamie Leigh, Cooley LLP

Ben Beerle, Cooley LLP

Kristin VanderPas, Cooley LLP

David Peinsipp, Cooley LLP

Stefano Quintini, Fenwick & West LLP

Ethan Skerry, Fenwick & West LLP

Ryan Mitteness, Fenwick & West LLP

Jeremy Delman, Fenwick & West LLP

Mina Kim, Chief Executive Officer, ACELYRIN, Inc.